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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3

                                     to

                               SCHEDULE 14D-1

                           Tender Offer Statement

    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                    and

                              AMENDMENT NO. 4
                                     to
                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                     VERTEX COMMUNICATIONS CORPORATION
                         (Name of Subject Company)

                       SIGNAL ACQUISITION CORPORATION
                    TRIPOINT GLOBAL COMMUNICATIONS INC.
                              TBG HOLDINGS NV
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (Title of Class of Securities)

                                925320-10-3
                   (CUSIP Number of Class of Securities)

                            STEPHEN GREEN, ESQ.
                    TRIPOINT GLOBAL COMMUNICATIONS INC.
                        565 FIFTH AVENUE, 17TH FLOOR
                             NEW YORK, NY 10017
                               (212) 850-8500
         (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of the Bidders)

                                 Copies to:
                            FAIZA J. SAEED, ESQ
                          CRAVATH, SWAINE & MOORE
                              WORLDWIDE PLAZA
                             825 EIGHTH AVENUE
                             NEW YORK, NY 10019
                         TELEPHONE: (212) 474-1454


                              January 14, 2000
      (Date of Event Which Requires Filing Statement on Schedule 13D)


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          This statement amends and supplements the combined Tender Offer
Statement on Schedule 14D-1, as amended by Amendments No. 1 and 2 thereto, and Statement on Schedule 13D, as amended by Amendments No. 1, 2 and 3 thereto, originally filed with the Securities and Exchange Commission on November 18, 1999 (collectively and as amended, the "Schedule 14D-1 &
Schedule 13D"), filed by Signal Acquisition Corporation, a Texas corporation (the "Purchaser") and a wholly owned subsidiary of TriPoint Global Communications Inc., a Delaware corporation ("Parent"), which is an 80% indirect subsidiary of TBG Holdings NV, a Netherlands Antilles corporation ("TBG Holdings"), in connection with the offer to purchase all the outstanding shares of Common Stock, par value $.10 per share (the "Shares"), of Vertex Communications Corporation, a Texas corporation (the "Company"), at $22 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 18, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase and the Schedule 14D-1 & Schedule 13D.

Item 10.  Additional Information.

          Items 10(b) and 10(c) of the Schedule 14D-1 & Schedule 13D are hereby amended and supplemented by adding the following language thereto:

          On January 14, 2000, Parent and the Company issued a press release, a copy of which is attached hereto as Exhibit (a)(11) and is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding the following:

         (a)(11) Text of Press Release dated January 14, 2000, issued by Parent and the Company.


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                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2000

                                       SIGNAL ACQUISITION CORPORATION,

                                       By: /s/ Jack Haegele
                                           ---------------------------------
                                           Name:  Jack Haegele
                                           Title: Chief Executive Officer

                                       TRIPOINT GLOBAL COMMUNICATIONS INC.,

                                       By: /s/ Jack Haegele
                                           ---------------------------------
                                           Name:  Jack Haegele
                                           Title: Chief Executive Officer

                                       TBG HOLDINGS NV,

                                       By: /s/ Peter H. Frank
                                           ---------------------------------
                                           Name:  Peter H. Frank
                                           Title: Senior Vice President
                                                  and Corporate Secretary

                                       By: /s/ Michael von Staudt
                                           ---------------------------------
                                           Name:  Michael von Staudt
                                           Title: Executive Vice President


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                               EXHIBIT INDEX

Exhibit
Number                         Exhibit Name                          Page No.
-------                        ------------                          --------

*(a)(1)    Offer to Purchase.
*(a)(2)    Letter of Transmittal.
*(a)(3)    Notice Of Guaranteed Delivery.
*(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
*(a)(5)    Letter to Clients for use by Brokers, Dealers,
           Commercial Banks, Trust Companies and Other Nominees.
*(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
*(a)(7)    Text of Press Release dated November 12, 1999, issued
           by Parent and the Company.
*(a)(8)    Summary Advertisement.
*(a)(9) Text of Press Release dated December 1, 1999, issued by Parent and the Company.
*(a)(10) Text of Press Release dated December 16, 1999, issued by Parent and the Company.
 (a)(11) Text of Press Release dated January 14, 2000, issued by Parent and the Company.
*(b) Credit Facility dated June 25, 1998, among Parent (under its former name, Prodelin Holding Corporation), certain of its subsidiaries, First Union National Bank and certain other financial institutions.
*(c)(1)    Agreement and Plan of Merger dated as of November 11,
           1999, among the Purchaser, Parent and the Company.
*(c)(2) Company Shareholder Agreement dated as of November 11, 1999, among the Purchaser, Parent and certain shareholders of the Company.
*(c)(3) Confidentiality Agreement dated September 28, 1999, between Parent and the Company.
(d)        None.
(e)        Not applicable.
(f)        None.

--------------------
*Previously filed.


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                                                      FOR IMMEDIATE RELEASE

                    TriPoint Global Communications Inc.
                   and Vertex Communications Corporation
                     Announce Extension of Tender Offer
                            to January 28, 2000

          Gastonia, NC, and Kilgore, TX (January 14, 2000)--As previously announced, TriPoint Global Communications Inc. has received a request for additional information and documents from the Antitrust Division of the Department of Justice relating to its tender offer for all outstanding shares of Vertex Communications Corporation (NYSE--VTX) at $22 per share. In addition, Vertex received a civil investigative demand from the Antitrust Division seeking similar information and documents. TriPoint and Vertex are cooperating fully with the Antitrust Division in responding to these requests. The second request has the effect of extending the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act until 10 calendar days after compliance with the request. Because the waiting period has not expired and will not expire today, the scheduled expiration date of the offer, TriPoint and Vertex have agreed to extend the offer until 5:00 p.m., New York City time, on January 28, 2000.

          The depositary for the tender offer, First Union National Bank, has advised TriPoint that 5,135,620 Vertex shares, approximately 88.8% of the outstanding shares on a fully diluted basis, had been tendered and not withdrawn as of the close of business on Thursday, January 13, 2000.

For more information call:
E. Scott Wood
TriPoint Global Communications Inc.
at 770/689-2059

J. Rex Vardeman, President and Chief Executive Officer or
James D. Carter, Chief Financial Officer
Vertex Communications Corporation
at 903/984-0555

Vertex Communications Corporation
2600 N. Longview Street
Kilgore, Texas 75662-6842
903/984-0555


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